Exhibit 2

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Sale of Common Stock	(125,000)	2.7311	10/26/2026
Sale of Common Stock	(100,000)	2.7151	10/27/2026
Sale of Common Stock	(100,000)	2.6411	11/04/2026
Sale of Common Stock	(100,000)	2.5706	11/05/2026